December 21, 2004

MAIL STOP 0511

via U.S. mail and facsimile

Andrei Krioukov, President
Boss Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Boss Minerals, Inc.
Form SB-2 filed November 22, 2004
      File No.:  333-120682

Dear Mr. Krioukov:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please disclose on the cover page, and wherever you discuss having your shares quoted on the OTC Bulletin Board, that you cannot ensure that you will be quoted on the Bulletin Board. We note that you have disclosed this in various sections throughout the registration statement.

2. Please clarify the disclosure in the second paragraph on page 4 that the company holds only an option on its "sole mineral property" and that such option has not yet been paid in full.

Summary, page 4

3. Provide the Canadian equivalent of the American zip code for your principal office.

Risk Factors, Page, 5

4. Supplementally advise whether the other business interests of the president of the company are in competition with the company. If so, provide a risk factor which identifies and discusses the resulting conflicts of interest.

Even if we discover commercial reserves of precious metals on the Mosquito King property, we may not be able to successfully commence commercial production, page 7

5. Please remove this risk factor. It duplicates the disclosure in the first and third risk factors.

Directors, Executive Officers, Promoters and Control Persons, page
13

6. Under "Biographical Information" please identify the universities from which Mr. Krioukov and Mr. Jirniaguine graduated.
7. Disclose whether Mr. Krioukov has professional training or credentials in accounting, and if so, please specify such training and credentials.
8. Disclose the name of Mr. Krioukov`s "private consulting firm." Describe the fields in which it provides consulting services.
9. Fully disclose Mr. Krioukov`s and Mr. Jirniaguine`s business experience during the past five years, including the identity of employers and the month and year employment began and ended. In this regard, please see Item 401 of Regulation S-B.

Description of Securities

Common Stock, page 15

10. In the first paragraph of this section, you indicate that two shareholders may constitute a quorum for a meeting of stockholders.
Please clarify whether these provisions allow for any two stockholders to constitute a quorum or whether such stockholders must hold a required percentage of the issued and outstanding shares of the company`s voting stock in order to constitute a quorum.

Description of Business, page 17

General

11. You have stated at the end of the first paragraph: "Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined." Please disclose what you mean by "legal feasibility" and explain why it must be evaluated.

Mosquito King Property Option Agreement, page 17

12. Revise the discussion of the option agreement to include all of its material terms, including but not limited to those included in Sections 10.3 and 10.5 of the option agreement.
13. Supplementally provide to the staff executed copies of all of the documents referred to in Section 13 of the option agreement.

Title to the Mosquito King Property, page 18

14. In the first paragraph, clarify what is meant by the statement that the claims are in "good standing" and discuss what is required in order to keep the claims in good standing.

Geological Assessment Report:  Mosquito King Property, page 19

15. We note the reference in the first paragraph to Mr. Molak, a professional geologist retained by the company to evaluate the lease property and a reference in the second paragraph to certain conclusions of Mr. Molak with respect to the Mosquito King property.
On this basis, in accordance with Section 7(a) of the Securities
Act
of 1933, as amended, and Item 601(b)(23) of Regulation S-B, please file Mr. Molak`s consent to being named in this registration
statement.   Further, a copy of any report or other document
provided
to the company by Mr. Molak should be filed as an exhibit to the registration statement. In addition, please revise the disclosure to include Mr. Molak`s credentials as a professional geologist. Finally, to the extent applicable, the disclosure in the plan of operation and in the financial statements should be revised to reflect any compensation paid or owed to Mr. Molak for his services.
16. The last sentence of the first paragraph states that Mr. Molak cannot prepare a report until after April, 2004, because the property will not be accessible due to snow. It appears this is a typographical error. If so, please revise. Also, if the report is not yet completed, reflect that fact in the heading of this section.

Proposed Budget, page 19

17. Please disclose whether the approximate costs disclosed herein are reflective of actual proposals or quotes or are merely guestimates of the costs to be incurred. To the extent such costs are mere guestimates, provide disclosure to indicate that the disclosed project costs may far exceed those disclosed. Similar disclosure should be provided under "Plan of Operations" on page 22.

Compliance with Government Regulation, page 20

18. Please discuss the impact and effect of existing or probable governmental regulations on Phases I, II, and the mining stage.
19. Expand your disclosure regarding compliance with environmental laws. Provide, for each stage in the process, that is, Phases I, II and the various steps of the mining phase, the costs of compliance.
Discuss the other effects of the environmental laws on your exploration and mining and on your financial condition.
Plan of Operations, page 22

20. Please describe any substantial additional planned or necessary exploration beyond Phases I and II, the reasons for and expected cost of that exploration and the expected time frame for that exploration.
If you are unable to provide any of this information, please disclose the reasons why you are unable to provide that information.
21. Under the heading "Geological Assessment Report:  Mosquito
King
Property," you have indicated that the weather can prevent access to the property. Please discuss the impact of this fact on the company`s plan of operations and liquidity.

Description of Property, page 23

22. Please clarify in this section whether your option includes real property, or only the mineral claims.

Certain Relationships and Related Transactions, page 23

23. The first paragraph is contradicted by the disclosure that follows it. Please revise.
24. Please ensure that you file all agreements related to the disclosed transactions as exhibits to the registration statement. In this regard, please see Item 601 of Regulation S-B. If such agreements are oral only and not in any written form, please disclose.
25. Please identify Mr. Krioukov`s other company that you have referenced.

Executive Compensation, page 24

26. Please include in the table the $300 that Mr. Krioukov`s other company receives for consulting services and identify the company. See also the disclosure under "Consulting Agreements" on page 25.

Exhibits

27. It is necessary that Batcher & Zarcone, counsel who has provided the validity opinion, files a consent to the inclusion of its name in the registration statement. In this regard, please see Item 27 of Form SB-2 and Item 601 of Regulation S-B.
28. Please file as exhibits agreements made in connection with your private placements of securities in March and August, 2004. In this regard, please see Item 27 of Form SB-2 and Item 601 of Regulation S-
B.

Financial Statements

Foreign Currency Translation, page 33

29. Please revise the disclosure pertaining to the exchange rates utilized when translating revenue and expenses in accordance with the guidance in paragraph (12) of SFAS No. 52.

Comprehensive Loss, page 35

30. Please explain supplementally why the company does not disclose comprehensive income (loss) when it has been disclosed that the functional currency of the company is the Canadian dollar and the reporting currency is the U.S. dollar. Refer to the guidance of paragraph (13) of SFAS No. 52 and revise as necessary and also provide the required disclosures in accordance with SFAS No. 130.

Footnote 3 - Mineral Property, page 36

31. Please clarify here and throughout your registration statement that upon payment of the $33,000 for the mineral property option agreement, the option will be deemed to have been exercised by the company and thereby, you will have acquired the rights to the property, as specified in the Mineral Property Option Agreement. Engineering Comments

32. The registration statement is being reviewed by the engineer and we may have additional comments.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Angela Halac at 202-824-5683 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Andrei Krioukov, President
      Facsimile 604-602-7593

??

??

??

??

Andrei Krioukov, President
Boss Minerals, Inc.
December 21, 2004
Page 7